[redacted]

08029245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Lovegrove Americas L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Riverway, Suite 1330
(No. and Street)

Houston | Texas | 77056
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna Kimball (713) 877-9588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fitts Roberts & Co.
(Name – *if individual, state last, first, middle name*)

5718 Westheimer, Suite 800 | Houston | Texas | 77057
(Address) | (City) | (State) | (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/19

OATH OR AFFIRMATION

I, Donna Kimball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Lovegrove Americas L.P., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY J. HUNTER
MY COMMISSION EXPIRES
JUNE 18, 2008

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Independent Auditor's Report

Harrison Lovegrove Americas, L.P.
(A Limited Partnership)

December 31, 2007

FITTSROBERTS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

General Partner
Harrison Lovegrove Americas L.P.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Harrison Lovegrove Americas L.P. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5718 Westheimer, Suite 800 • Houston, TX 77057 • Tel: (713) 260-5230 • Fax: (713) 260-5240
4800 Sugar Grove Blvd., Suite 100 • Stafford, Texas 77477 • Tel: (281) 494-5151

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify the following deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Harrison Lovegrove Americas L.P. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 26, 2008. We identified a lack of segregation of duties by the primary bookkeeper of the Company. In addition, the bookkeeper lacked sufficient experience to provide the information necessary to prepare the financial statements in accordance with US generally accepted accounting principles. We understand the Company is in the process of implementing procedures to help mitigate these weaknesses through review of the monthly financial reports prior to filing with FINRA and transferring some of the accounting responsibilities to the principal of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were inadequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the general partner, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fitts, Roberts & Co. P.C.

Houston, Texas
February 27, 2008

CONTENTS

FITTSROBERTS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

General Partner
Harrison Lovegrove Americas L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Harrison Lovegrove Americas L.P. as of December 31, 2007, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Lovegrove Americas L.P. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February 27, 2008

Fitts, Roberts & Co., P.C.

5718 Westheimer, Suite 800 • Houston, TX 77057 • Tel: (713) 260-5230 • Fax: (713) 260-5240
4800 Sugar Grove Blvd., Suite 100 • Stafford, Texas 77477 • Tel: (281) 494-5151

HARRISON LOVEGROVE AMERICAS L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	424,361
Trade accounts receivable		920,648
Prepaid expenses		5,000
TOTAL ASSETS	$	1,350,009

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Intercompany payables	$	174,401
Texas margin tax payable		7,795
TOTAL LIABILITIES		182,196
Commitments and Contingencies		-
PARTNERS' CAPITAL		
General partner		151,018
Limited partner		1,016,794
NET PARTNERS' CAPITAL		1,167,813
TOTAL LIABILITIES AND PARNTERS' CAPITAL	$	1,350,009

See notes to financial statements.

HARRISON LOVEGROVE AMERICAS L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

REVENUE	$	1,355,500
OPERATING EXPENSES:		
Office and administrative expenses		200,541
Consulting fees		128,391
Professional fees		77,545
Regulatory fees and other expenses		2,435
TOTAL OPERATING EXPENSES		408,912
INCOME FROM OPERATIONS		946,588
Other income		34,660
Income before Texas margin tax		981,248
Texas margin tax expense		7,795
NET INCOME	$	973,453
Net income applicable to:		
Limited partner	$	972,479
General partner	$	973

See notes to financial statements.

This page left blank intentionally.

HARRISON LOVEGROVE AMERICAS L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2007

	General Partners' Interest	Limited Partners' Interest	Total
Partners' capital at December 31, 2006	$ 45	$ 44,315	$ 44,360
Contribution	150,000	-	150,000
Net income	973	972,479	973,453
Partners' capital at December 31, 2007	$ 151,018	$ 1,016,794	$ 1,167,813

See notes to financial statements.

HARRISON LOVEGROVE AMERICAS L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 434,852
Cash paid to suppliers and employees	(239,511)
Other income received	34,660
NET CASH PROVIDED BY OPERATING ACTIVITIES	230,001
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partner contribution	150,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	150,000
Net increase in cash and cash equivalents	380,001
Cash and cash equivalents at beginning of period	44,360
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 424,361

See notes to financial statements.

RECONCILIATION OF NET INCOME TO
NET CASH PROVIDED BY
OPERATING ACTIVITIES:

Net income	$ 973,453
Change in assets and liabilities:	
Increase in accounts receivable trade, net	(920,648)
Increase in prepaids	(5,000)
Increase in Texas margin tax payable	7,795
Increase in intercompany payable	174,401
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 230,001

NOTES TO FINANCIAL STATEMENTS
HARRISON LOVEGROVE AMERICAS L.P.
(A Limited Partnership)

NOTE A - Nature of Business and Significant Accounting Policies

Harrison Lovegrove Americas L.P. (the Company) is a limited partnership. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Partnership owned by HLC Management, L.L.C. .1% (General Partner), and HLC (US) Limited 99.9% (Limited Partner). HLC Management, L.L.C. is wholly owned by HLC (US) Limited. HLC (US) Limited is wholly owned by Harrison Lovegrove & Co., Limited which is authorized and regulated by the Financial Services Authority. Harrison Lovegrove & Co., Limited was owned primarily by Martin Lovegrove. Mr. Lovegrove owned approximately 47% at December 31, 2006. The remaining ownership was held by various other shareholders none holding an interest greater than 25%. Effective December 3, 2007, Standard Chartered (CT) PLC acquired 100% ownership of Harrison Lovegrove & Co., Limited. Standard Chartered (CT) PLC is wholly owned by standard Chartered UK Holdings Limited. Standard Chartered UK Holdings Limited is wholly owned by Standard Chartered Bank (a Company incorporated in England and Wales with limited liability).

The Company was formed to develop private placements, mergers and acquisitions, and financial advisory services that are exclusively targeted to oil and gas and related companies. The Company will act on behalf of both private and public oil and gas companies providing advisory services related to mergers, acquisitions and divestitures. The Company will primarily advise on assets located in the United States of America. The Company will also act as a placement agent to smaller, generally financially constrained private companies with the placement of both debt and equity securities. In addition, the Company will advise private companies and/or management teams on raising equity capital to fund a new venture or growth. As part of this process, the Company will assist the client in targeting investors and developing presentation materials.

The Company was formed on February 11, 2004 and was engaged in the prior year in the development of advisory services targeted toward the oil and gas industry. The Company began generating revenue in May 2005, and became an operating company during the year ended December 31, 2005.

The Company shall be dissolved and its affairs wound up upon the first to occur of the following: written consent of all Partners to dissolution, withdrawal of all General Partners, or entry of a decree of judicial dissolution under the partnership agreement. Neither the death, dissolution, mental incompetency, nor bankruptcy of any Limited Partner nor the admission or substitution of a person as a Limited Partner in accordance with the terms hereof shall dissolve, or be deemed to dissolve, the Company or cause any interruption in or affect the continued existence of the Company and its business.

NOTE A - Nature of Business and Significant Accounting Policies, continued

Personal assets and liabilities and partners' salaries – In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the partners, including their rights to refunds on its net loss, nor any provision for an income tax refund.

The expenses shown in the statement of operations do not include any salaries to the partners.

Estimates and Assumptions – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The only estimate included in these financial statements pertains to the allowance for doubtful accounts.

Method of Accounting – The financial statements are prepared using the accrual method of accounting. Under the accrual method, assets are capitalized when they are acquired. Liabilities and expenses are recognized when they are incurred. Income is recognized when services are provided to customers according to agreed upon terms.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains a significant cash balance at a financial institution. Total cash balances are insured by the FDIC up to $100,000 per institution. The Company had approximately $324,000 of cash balances on deposit with an institution at December 31, 2007 which would exceed the FDIC insured amount.

Accounts Receivable – Accounts Receivable are recorded and the corresponding revenue recognized as described above. Income is charged with a provision for doubtful accounts based on collection experience and current review of account collectibility. Receivables are anticipated to be collected within a year. Management does not anticipate any loss associated with the outstanding receivables and thus has not recognized an allowance on trade accounts receivable at December 31, 2007.

NOTE A - Nature of Business and Significant Accounting Policies, continued

Income Taxes – The Company is a limited partnership under the federal and state income tax laws and regulations. Consequently, no provision for federal income taxes are provided at the Company level, since the partners will be taxed at the personal level for the taxable profits (loss) of the Company. Effective July 1, 2006 Texas enacted a margin tax to replace the Texas franchise tax. The margin tax is based upon a company's gross margin and is considered an income tax. The Company's provision for margin tax is included in the accompanying financial statements.

Fair Values of Financial Instruments - The carrying values of cash and cash equivalents approximate their fair values.

NOTE B – Office and Administrative Services and Related Parties

The Company has an office and administrative services agreement with a related party, Harrison Lovegrove LP, where the Company utilizes the services of Harrison Lovegrove LP to undertake the performance of any and all management and back office services required by the Company. These services include certain administrative functions, including but not limited to office and secretarial services, accounting oversight, use of office facilities, information systems and equipment, health insurance and related employee benefits, liability insurance and other indirect expenses of operations.

The administrative fee is based on the proportional costs, applied on a consistent basis, as defined by the office and administrative services agreement. The fee is payable monthly according to the level of resources utilized for such services. The office and administrative expense for the year ended December 31, 2007 was $199,669.

Effective January 1, 2008, the office and administrative service agreement was amended to provide for a proportional allocation service fee equal to 80% of the monthly adjusted net operating income of the immediate preceding month end.

In addition, the Company incurs operating expenses with this related party. The costs include consulting and travel expenses. The total expense and outstanding payable for these costs is $174,401 and is anticipated to be paid within one year.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $242,165, which was $230,018 in excess of its required net capital of $12,146. The Company's net capital ratio was 19.94 to 1.

The Company is exempt under Rule 15c3-3 (k) (2) (i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

NOTE D – Concentration of Risks

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of unsecured trade receivables. In the normal course of business the Company provides credit terms to select customers in the Oil and Gas industry and a variety of other industries. Accordingly, the Company performs on-going credit evaluations of its customers. Any losses realized have been within the range of management's expectations.

For the year ended December 31, 2007, one customer accounted for 80.82% of operating revenue with $855,500 included in accounts receivable.

Schedule I
Harrison Lovegrove Americas L.P.
(A Limited Partnership)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2007

Net capital		
Total partners' equity	$	1,167,813
Less nonallowable assets:		925,648
Net capital		242,165
Aggregate indebtedness		182,196
Minimum net capital required:	$	12,146
Excess net capital	$	230,018
Ratio: Aggregate indebtedness to net capital		75.24%

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	404,498
Audit adjustment to record additional operating expenses		(164,401)
Audit adjustment to record Texas margin tax		(7,795)
Audit adjustment to record voided checks		9,863
Net capital per above	$	242,165

See independent auditor's report.

END